UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Sonic Foundry Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
83545R207
(CUSIP Number)
Mark D. Burish
Hurley, Burish & Stanton, S.C.
33 East Main Street, Suite 400
Madison, WI 53703
608-257-0945
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 24, 2018 (August 23, 2018)
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 83545R207

1		NAME OF REPORTING PERSONS Mark D. Burish
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,373,131 (1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 1,373,131 (1)
		10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,131 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (1)
14		TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes 35,905 shares subject to presently Exercisable Warrants, 16,000 shares subject to Presently Exercisable Options, and 623,247 shares of the Company’s Common Stock which may be acquired upon conversion of the 2,636 shares of 9% Cumulative Voting Convertible Preferred Stock, Series A (the “Series A Preferred Stock”) presently owned by the Reporting Person.

Item 1.    Security and Issuer.

This Amendment No. 5 amends the Schedule 13D dated February 14, 2017, the Schedule 13D/A dated June 5, 2017, the Schedule 13D/A dated August 23, 2017, the Schedule 13D/A dated January 25, 2018 and the Schedule 13D/A dated June 12, 2018 (as amended, the “Schedule 13D”) of Mark D. Burish (the “Reporting Person”), in respect of shares of common stock, par value $0.01 per share (the “Common Stock”), of Sonic Foundry, Inc., a Maryland corporation (the “Issuer”), as follows (unless otherwise indicated, all capitalized terms used but not defined herein have the meaning ascribed to such terms in the Schedule 13D).

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended by replacing the paragraph contained in Item 5(a) with the following paragraphs:

As of August 23, 2018, the Reporting Person owned 1,373,131 shares of Common Stock, or approximately 23.8% of the outstanding shares of Common Stock. The 1,373,131 shares include (1) 35,905 shares subject to Presently Exercisable Warrants, (2) 16,000 shares subject to Presently Exercisable Options, and (3) 623,247 shares of the Company’s Common Stock which may be acquired by the Filing Party upon conversion of the 2,636 shares of the Preferred Stock purchased by the Reporting Person on November 9, 2017, January 19, 2018 and February 15, 2018.
Item 5 is hereby further amended by replacing the paragraph contained in Item 5(c) with the following sentence:

On August 23, 2018, the Reporting Person converted 717 shares of Series A Preferred Stock into 169,488 shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mark D. Burish

Mark D. Burish / Individual

August 24, 2018